UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

Cranes Farm Road

Basildon

Essex SS14 3AD

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

CNH INDUSTRIAL N.V.

Form 6-K for the month of April 2014

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated April 25, 2014 titled: “CNH Industrial Annual Report on Form 20-F and Presentation Bridging the Company’s Transition to U.S. GAAP and U.S. Dollar as Reporting Currency Available Online”

Exhibit 99.2	CNH Industrial N.V. Presentation: Transition to U.S. GAAP and U.S. dollar as reporting currency, dated April 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Roberto Russo
Name:	Roberto Russo
Title:	Corporate Secretary

April 25, 2014

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated April 25, 2014 titled: “CNH Industrial Annual Report on Form 20-F and Presentation Bridging the Company’s Transition to U.S. GAAP and U.S. Dollar as Reporting Currency Available Online”

Exhibit 99.2	CNH Industrial N.V. Presentation: Transition to U.S. GAAP and U.S. dollar as reporting currency, dated April 25, 2014